Free Writing Prospectus

Filed Pursuant to Rule 433

Dated August 27, 2012

Registration Statement No. 333-173928

NEW YORK INVESTOR MEETINGS LEASE SECURITIZATION AUGUST 27, 2012

Free Writing Prospectus Registration Statement No. 333-173928 Ford Credit Auto Lease Two LLC (the "depositor") Ford Credit Auto Lease Trusts (the "issuer") This document constitutes a free writing prospectus for purposes of the Securities Act of 1933. The depositor has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the depositor has filed with the SEC for more complete information about the depositor, the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, you may request that a copy of the prospectus be sent to you by calling toll-free 1-866-669-7629.

DISCUSSION AGENDA Business Update 3 Originations & Servicing, Portfolio Performance 15 Retail Securitization R-3 Lease Securitization L-3 Floorplan Securitization F-3 Appendix

LEASE SECURITIZATION OVERVIEW Ford Credit has been in the business of leasing vehicles since 1975 Ford Credit is experienced in the securitization of U.S. lease contracts, having completed more than 25 securitization transactions since 2004 The securities have been issued through various channels: Public transactions (shelf registration approved May 2011) Private transactions Bank-sponsored commercial paper conduits Rule 144A transactions Structural elements, such as the exchange note structure and priority of payments, have remained consistent over time

LEASE SECURITIZATION FORD CREDIT’S LEASE PORTFOLIO

Weighted Average FICO Score Vehicle Type Original Term Residual as Percent of MSRP LEASE SECURITIZATION PRIOR DEAL CHARACTERISTICS

(1) As a percent of total acquisition cost FCALT Cumulative Net Credit Losses (2) Through March 31, 2012 Cumulative Net Credit Loss by Year of Origination(1) Through March 31, 2012 (2) Total credit loss as a percent of initial total securitization value FCALT transactions have consistently outperformed managed pool losses, due to eligibility criteria, seasoning of leases included in securitized pools and recoveries being a larger percentage of securitization value than book value Rating agency base credit loss assumptions continue to be significantly higher than transaction performance LEASE SECURITIZATION CUMULATIVE NET LOSSES

Source: Manheim Consulting (1995=100) LEASE SECURITIZATION MANHEIM INDEX Data through April 30, 2012 L-8

LEASE SECURITIZATION
HISTORICAL RESIDUAL PERFORMANCE

FORD CREDIT

This table only includes information regarding leases that were originated from 2006 through 2010. As a result, the information shown for the earlier years is not comparable to the performance of a static pool and may not be meaningful.

	Three Months Ended March 31,		Year Ended December 31,				
	2012	2011	2011	2010	2009	2008	2007
Number of Leases Terminated [1]	28,502	57,316	176,162	324,868	278,311	156,615	28,499
Number of Vehicles Returned and Sold [2]	18,783	35,004	98,877	214,192	209,592	123,915	10,318
Return Rate [3]	65.90 %	61.07 %	56.13 %	65.93 %	75.31 %	79.12 %	36.20 %
Vehicles Returned and Sold							
Average Adjusted MSRP [4]	$34,852	$30,945	$32,055	$33,555	$35,448	$36,312	$35,270
Average ALG Residual Value [5]	16,621	13,983	14,300	16,265	17,612	19,727	19,261
Average Residual Loss/(Gain) [6]	(2,460)	(3,124)	(3,302)	(1,935)	(79)	3,680	1,446
Residual Loss/(Gain) as a % of Adjusted MSRP [7]							
Car	(3.50) %	(6.51) %	(6.93) %	(1.64) %	2.32 %	5.58 %	1.51 %
CUV	(12.39)	(12.83)	(13.50)	(7.99)	(2.73)	9.08	6.92
SUV	(11.27)	(11.10)	(11.61)	(6.51)	0.12	12.87	5.83
Truck	(17.20)	(14.83)	(15.46)	(11.59)	(5.43)	9.34	3.31
Other [8]	(4.86)	(8.77)	(7.76)	(4.82)			
Average	(7.06) %	(10.10) %	(10.30) %	(5.77) %	(0.22) %	10.14 %	4.10 %
Residual Loss/(Gain) as a % of ALG Residual Value [9]	(14.80) %	(22.34) %	(23.09) %	(11.90) %	(0.45) %	18.66 %	7.51 %
Terminated Leases							
Average Contract Residual Value as a % of Adjusted MSRP [10]	51.10 %	49.49 %	48.79 %	52.22 %	54.67 %	58.70 %	56.00 %
Average ALG Residual Value as a % of Adjusted MSRP [11]	46.74 %	44.82 %	44.34 %	47.53 %	49.10 %	53.22 %	50.81 %
Contract Residual Value Higher/(Lower) than ALG Residual Value [12]	4.36ppts	4.66ppts	4.45ppts	4.69ppts	5.58ppts	5.48ppts	5.19ppts

Rating Agencies Include Residual Stresses Of 30-35%, Which Is Significantly Greater Than The Worst Year of Residual Performance In 2008 When The Portfolio Was Much More Heavily Weighted With Trucks And SUVs

See Lease Appendix for footnotes

L-9

LEASE SECURITIZATION QUARTERLY REPORTING EXAMPLE

FORD CREDIT

Ford Credit Auto Lease Trust 2010-B

Quarterly Supplement Report – Residual Performance

The following table shows residual performance as calculated on the monthly investor report

Collection Period	Vehicle Type	Returned Vehicles	Return Rate*	Residual Gain (Loss) per Returned Vehicle** Amount	As a % of Adjusted MSRP	As a % of ALG Residual Value
Jul 2011	Car	248	42.47 %	$ 3,095	10.26 %	22.93 %
	CUV	123	37.85	5,469	15.65	37.45
	SUV	131	42.95	4,742	13.96	32.20
	Truck	16	30.19	5,042	14.42	33.81
	Total / Avg	518	40.88 %	$ 4,135	12.76 %	29.30 %
Aug 2011	Car	268	40.48 %	$ 2,807	9.18 %	19.93 %
	CUV	117	29.77	5,449	15.45	36.48
	SUV	120	41.52	4,800	13.82	31.83
	Truck	20	34.48	5,944	18.86	44.13
	Total / Avg	525	37.45 %	$ 3,971	12.17 %	27.43 %
Sep 2011	Car	279	43.06 %	$ 2,193	7.01 %	15.18 %
	CUV	136	34.17	5,455	14.75	35.35
	SUV	105	38.18	4,438	13.84	31.75
	Truck	10	24.39	4,091	14.14	32.54
	Total / Avg	530	38.91 %	$ 3,511	10.68 %	24.09 %

* Return Rate equals the number of vehicles returned in a given month over the number of leases that terminated in the same month

** Residual Gain (Loss) per Returned Vehicle equals 1) the auction proceeds plus 2) excess wear and tear and excess mileage assessed minus 3) the residual portion of the securitization value of the vehicle

Ford Credit Auto Lease Trust 2010-B

Quarterly Supplemental Report -- Payment Schedule of Remaining Leases as of September 30, 2011

Month		Securitization Value	Scheduled Base Monthly Payments	Base Residual Value
2011-	September	$ 699,019,247.90	$ -	$ -
	October	671,947,390.00	14,055,128.94	16,177,116.26
	November	652,464,209.60	13,805,084.20	8,755,324.85
	December	630,232,270.70	13,469,430.14	11,748,291.10
2012-	January	600,775,498.90	12,995,416.03	19,342,463.01
	February	555,189,066.70	12,166,770.45	36,164,819.67
	March	492,400,246.30	10,975,624.31	54,350,483.53
	April	449,485,733.80	10,203,298.38	34,962,732.23
	May	413,155,274.90	9,540,738.44	28,845,514.75
	June	372,854,998.50	8,777,859.40	33,412,971.53
	July	347,034,941.10	8,353,666.79	19,173,022.29
	August	335,940,272.70	8,219,120.86	4,463,983.50
	September	323,822,714.50	8,057,379.36	5,596,712.05
	October	312,643,066.30	7,917,937.30	4,741,319.40
	November	298,324,057.60	7,689,543.04	8,057,121.75
	December	270,856,357.50	7,098,438.37	21,731,054.12
2013-	January	247,403,344.50	6,598,345.27	18,090,812.48
	February	218,555,616.70	5,928,794.40	24,047,999.86
	March	178,843,686.00	4,951,811.15	35,756,796.23
	April	143,489,010.50	4,053,580.24	32,116,632.10
	May	105,935,016.60	3,042,601.53	35,165,120.37
	June	66,916,087.64	1,966,871.99	37,535,135.82
	July	38,981,227.35	1,193,878.60	27,045,694.90
	August	23,999,269.46	734,517.47	14,425,069.65
	September	9,938,723.28	304,062.83	13,866,008.80
	October	293,704.20	10,818.15	9,679,802.43
	November	147,099.28	5,712.69	142,720.50
	December	119,072.51	4,416.20	24,601.50
2014-	January	115,431.83	4,416.20	-
	February	89,786.05	3,617.25	22,781.00
	March	52,801.15	2,261.72	35,310.00
	April	35,399.45	1,567.94	16,188.90
	May	34,051.27	1,567.94	-
	June	11,187.52	546.26	22,529.00
	July	-	-	11,291.00

Additional Quarterly Disclosures Can Be Found On The Ford Credit ABS Website: http://www.fordcredit.com - Investor Center – ABS

L-10

Residual Gain /(Loss) per Returned Vehicle as a % of ALG Residual Value FCALT 2010-A FCALT 2010-B Residual performance on recent transactions has resulted in significant gains for all vehicle types Residual performance for the managed portfolio vs. ALG residual values resulted in an approximate 23.1% gain in 2011 The residual performance information will to be updated quarterly for each outstanding lease transaction and posted on Ford Credit’s website: www.fordcredit.com/institutionalinvestments/index.jhtml L-11 LEASE SECURITIZATION RESIDUAL GAIN (LOSS) BY POOL

LEASE SECURITIZATION TRANSACTION STRUCTURE Credit enhancements in our lease securitization programs are: Overcollateralization (including residual interest in trust) Cash reserve Subordination of junior notes Excess spread Transactions are structured to build enhancement over time Conservative structure is designed for investor, agency and underwriter comfort, and is based on present AAA criteria: Five times expected credit loss coverage 30-35% stress on residual values 100% return rate after stressed defaults Senior/subordinate, sequential pay structure L-12

LEASE SECURITIZATION RESIDUAL VALUE CALCULATIONS Securitization value is calculated using the lower of the ALG base residual value or contract residual value ALG base residual value is the first residual value received from ALG for the leased vehicle Contract residual value is set forth in the lease contract Overcollateralization is increased at deal inception if the updated aggregate residual market values from ALG are lower than the residual amount included in securitization value Ford Credit receives updated residual values from ALG at least six times per year Only vehicles with ALG residual values are eligible for pools Deal enhancement is increased if residual values have declined since inception but is not decreased if the residual values have improved since inception Enhancement levels are not adjusted after deal inception for residual value changes L-13

LEASE SECURITIZATION CREDIT ENHANCEMENT BUILD The Overcollateralization Is Non-declining And Increases As A Percentage Of The Remaining Pool Over Time. This Provides Additional Protection To Investors As The Notes Amortize Data through April 30, 2012 L-14

Because the enhancement for FCALT 2012-A as a percentage of the pool balance increases during the transaction, the amount of residual stress that each class can support increases dramatically over time The inclusion of seasoned leases in the pool is expected to increase the enhancement early in the life of the transaction By month 24, the start of the first period of significant residual maturities, hard credit enhancement for the Class A notes is expected to be ~47% of securitization value The maturities are well distributed and a mix of vehicle types mature in each period – maximum 6 month maturities are 32.54%, consistent with previous FCALT transactions L-15 LEASE SECURITIZATION FCALT 2012-A RESIDUAL MATURITY VS. ENHANCEMENT BUILD

• 0% prepayments • 40% / 40% / 20% (year 1 / 2 / 3) distribution for losses • 2 month lag on receipt of auction proceeds • 50% charge - off recoveries (with a 3 month lag on recoveries) Assumptions: • Base net credit loss of 1.00% of initial total securitization value • Estimated 3.85% excess spread per annum • Includes 13.90% of overcollateralization, 4.00% of subordinated notes, and 1.00% initial cash reserve growing to a target of 2.50% (1) After stress defaults The Tables Show The Percentage Of Base Residual Loss, After Defaults, That Can Be Sustained Before The Notes Incur A Loss At Varying Turn-In Rates And Multiples Of Base Case Credit Losses L-16 LEASE SECURITIZATION FCALT 2012-A RESIDUAL BREAKEVEN ANALYSIS

LEASE SECURITIZATION
FCALT 2012-A TRANSACTION STRUCTURE



CAB East LLC
CAB West LLC
(titling companies)
Reference Pool
$1,364,977,744.42 initial total securitization value
$1,211,597,938.14 exchange note initial note balance
Ford Motor Credit Company LLC
(sponsor)
$1,211,597,938.14 exchange note initial note balance
Ford Credit Auto Lease Two LLC
(depositor)
$1,211,597,938.14 exchange note initial note balance
Ford Credit Auto Lease Trust 2012-A
(issuing entity or trust)
Reserve Account
- Initial deposit: $13,649,777.44
- Builds to targeted reserve amount
Overcollateralization
$189,727,744.42, or 13.90% of the initial total securitization value
Excess Spread
Notes
$181,530,000 Class A-1 notes
$426,000,000 Class A-2 notes
$427,000,000 Class A-3 notes
$ 86,120,000 Class A-4 notes
$ 54,600,000 Class B notes
Residual Interest

L-17

Class Class Class Class Class Over- A-1 Notes A-2 Notes A-3 Notes A-4 Notes B Notes collateralization Total Principal Amount $133,080,000 $312,000,000 $313,000,000 $62,940,000 $40,000,000 $138,957,789 $999,977,789 Class Split (1) 13.31% 31.20% 31.30% 6.29% 4.00% 13.90% Rating (Moody’s/Fitch) P-1+(sf) / F1+sf Aaa(sf) / AAAsf Aaa(sf) / AAAsf Aaa(sf) / AAAsf Aa2(sf) / AAsf WAL to Maturity (2) 0.34 1.13 1.91 2.34 2.48 Benchmark Interp. LIBOR EDSF EDSF Interp. Swaps Interp. Swaps Credit Spread -0.24% 0.14% 0.30% 0.43% 1.00% Coupon 0.35765% 0.63% 0.85% 1.03% 1.61% (1) As a percent of initial total securitization value (2) Pricing at 100% of Prepayment Assumption L-18 LEASE SECURITIZATION FCALT 2012-A BOND STRUCTURE

CREDIT ENHANCEMENT FCALT 2011-B FCALT 2011-A FCALT 2010-B Subordinated Notes* 4.00% 3.50% 4.55% Overcollateralization* 13.90% 16.75% 18.40% Reserve Account - Initial* 1.00% 1.00% 1.00% Reserve Account - Target* 2.50% 2.50% 2.50% Total enhancement for offered notes - Initial* 18.90% 21.25% 23.95% Total enhancement for offered notes - Target* 20.40% 22.75% 25.45% COLLATERAL COMPOSITION Number of leases 37,733 54,427 47,777 Initial total securitization value $880,188,636 $1,262,497,868 $1,063,157,765 Residual portion of initial total securitization value $565,075,730 $808,617,721 $676,362,032 Residual portion as a % of initial total securitization value 64.20% 64.05% 63.62% Weighted average original term (months)** 33.4 33.7 34.3 Weighted average remaining term (months)** 23.4 23.8 21.8 Minimum discount rate 6.00% 5.75% 5.40% Weighted average FICO ® score** 747 742 749 * As a % of initial total securitization value ** Weighted by initial total securitization value FCALT 2012-A 4.00% 13.90% 1.00% 2.50% 18.90% 20.40% 56,767 $1,364,977,744 $870,032,136 63.74% 32.7 24.6 6.00% 749 L-19 LEASE SECURITIZATION CREDIT ENHANCEMENT AND COLLATERAL COMPOSITION

FCALT 2012-A Deals Continue To Feature Significant Model Diversification FCALT 2011-B Model Concentrations Top 1: 15% Top 3: 42% Top 5: 65% Model Concentrations Top 1: 15% Top 3: 41% Top 5: 59% L-20 LEASE SECURITIZATION COLLATERAL – VEHICLE MODEL

LEASE SECURITIZATION KEY BENEFITS OF FORD CREDIT LEASE SECURITIZATION Origination practices and asset performance Consistent deal structure (exchange note structure) Sequential pay structure Expanded disclosure in prospectus and quarterly reporting* Public platform Significant model diversification * Quarterly reports can be found on the Ford Credit ABS website: http://www.fordcredit.com - Investor Center – ABS L-21

LEASE APPENDIX

LEASE APPENDIX (1) Number of leases terminated equals the number of leases originated from 2006 through 2010 that terminated during the period. (2) Number of vehicles returned and sold equals the number of leased vehicles originated from 2006 through 2010 that were returned during the period and sold by April 30, 2012 (3) Return rate equals the percentage equivalent to (1) the number of leased vehicles originated from 2006 through 2010 that were returned during the period and sold by April 30, 2012, divided by (2) the number of leases originated from 2006 through 2010 that terminated during the period. (4) Vehicles returned and sold – average adjusted MSRP equals the average adjusted MSRP for leased vehicles originated from 2006 through 2010 that were returned during the period and sold by April 30, 2012. (5) Vehicles returned and sold – average ALG residual value equals the average ALG residual value for leased vehicles originated from 2006 through 2010 that were returned during the period and sold by April 30, 2012. (6) Vehicles returned and sold – average residual loss (gain) equals the average residual loss (gain) for leased vehicles originated from 2006 through 2010 that were returned during the period and sold by April 30, 2012. (7) Vehicles returned and sold – residual loss (gain) as a percentage of adjusted MSRP for each vehicle type equals the percentage equivalent to (1) the average residual loss (gain) for leased vehicles of that vehicle type originated from 2006 through 2010 that were returned during the period and sold by April 30, 2012, divided by (2) the average adjusted MSRP for those vehicles. (8) Other includes vehicles not manufactured by Ford or for which Ford Credit does not have a valid vehicle identification number. (9) Vehicles returned and sold – residual loss (gain) as a percentage of ALG residual value equals the percentage equivalent to (1) the average residual loss (gain) for leased vehicles originated from 2006 through 2010 that were returned during the period and sold by April 30, 2012, divided by (2) the average ALG residual value for those vehicles. (10) Terminated leases – average contract residual value as a percentage of adjusted MSRP equals the percentage equivalent to (1) the average contract residual value for leased vehicles originated from 2006 through 2010 that terminated during the period, divided by (2) the average adjusted MSRP of those vehicles. (11) Terminated leases – average ALG residual value as a percentage of adjusted MSRP equals the percentage equivalent to (1) the average ALG residual value for leased vehicles originated from 2006 through 2010 that terminated during the period, divided by (2) the average adjusted MSRP of those vehicles. (12) Terminated leases – contract residual value higher (lower) than ALG residual value equals (1) the average contract residual value as a percentage of adjusted MSRP minus (2) the average ALG residual value as a percentage of adjusted MSRP, in each case for leased vehicles originated from 2006 through 2010 that terminated during the period. LEASE SECURITIZATION FOOTNOTES TO RESIDUAL TABLE ON SLIDE L-9

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